UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 1 to

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d) (1) OR 13(e) (1)

OF THE SECURITIES EXCHANGE ACT OF 1934

GENERAL MOTORS CORPORATION

(Name of Subject Company (Issuer))

GENERAL MOTORS CORPORATION

(Name of Filing Person (Offeror))

4.50% SERIES A CONVERTIBLE SENIOR DEBENTURES DUE MARCH 6, 2032

5.25% SERIES B CONVERTIBLE SENIOR DEBENTURES DUE MARCH 6, 2032

6.25% SERIES C CONVERTIBLE SENIOR DEBENTURES DUE JULY 15, 2033

1.50% SERIES D CONVERTIBLE SENIOR DEBENTURES DUE JUNE 1, 2009

(Title of Class of Securities)

370442741

370442733

370442717

370442691

(CUSIP Number of Class of Securities)

Robert S. Osborne, Esq.

General Counsel

General Motors Corporation

300 Renaissance Center

Detroit, Michigan 48265-3000

(313) 556-5000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications on Behalf of Filing Person)

COPIES TO:

David Lefkowitz Corey Chivers Todd Chandler Weil, Gotshal & Manges LLP 767 Fifth Avenue New York, New York 10153 Telephone: (212) 310-8000	Joseph P. Gromacki, Esq. William L. Tolbert, Jr., Esq. Jenner & Block LLP 330 N. Wabash Avenue Chicago, Illinois 60611 (312) 222-9350	James J. Clark, Esq. Noah B. Newitz, Esq. Cahill Gordon & Reindel LLP 80 Pine Street New York, New York 10005 (212) 701-3000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$750,032,962	$41,851.84

(1)	Estimated solely for the purpose of calculating the filing fee in accordance with Rule 0-11 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Calculated in accordance with Rules 0-11(b)(2) and 0-11(a)(4) promulgated under the Exchange Act, for each of the series of securities listed in the table below, as the product obtained by multiplying (i) the average of the high and low prices per $25 principal amount of such series on April 22, 2009, as reported by the New York Stock Exchange and set forth in the table below, by (ii) quotient of (a) the aggregate principal amount outstanding of such series, as set forth in the table below, and (b) $25. The Transaction Valuation is calculated as the sum of the foregoing products.

SECURITIES	AMOUNT OUTSTANDING AGGREGATE PRINCIPAL	AVERAGE OF THE HIGH AND LOW PRICES PER $25 PRINCIPAL AMOUNT ON APRIL 22, 2009, AS REPORTED BY THE NEW YORK STOCK EXCHANGE
4.50% Series A Convertible Senior Debentures due March 6, 2032	$39,422,775	$2.53
5.25% Series B Convertible Senior Debentures due March 6, 2032	$2,600,000,000	$1.97
6.25% Series C Convertible Senior Debentures due July 15, 2033	$4,300,000,000	$1.97
1.50% Series D Convertible Senior Debentures due June 1, 2009	$1,001,600,875	$5.05

(2)	The amount of Filing Fee is calculated in accordance with Rule 0-11 promulgated under the Exchange Act by multiplying the Transaction Valuation by 0.0000558.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$146,751.38	Filing Party:	General Motors Corporation

Form or Registration No.:	Form S-4 (333-158802)	Date Filed:	April 27, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provisions(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Amendment No. 1 to

SCHEDULE TO

This Amendment No. 1 to the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed with the Securities and Exchange Commission (the “SEC”) on April 27, 2009 is being filed by General Motors Corporation, a Delaware corporation (“GM”), in connection with the exchange offers by GM with respect to its 4.50% Series A Convertible Senior Debentures due March 6, 2032, 5.25% Series B Convertible Senior Debentures due March 6, 2032, 6.25% Series C Convertible Senior Debentures due July 15, 2033 and 1.50% Series D Convertible Senior Debentures due June 1, 2009 (collectively, the “convertible old notes”), and the related solicitations of consents for certain proposed amendments to the terms of the convertible old notes, including a solicitation for consents to a forbearance, waiver and extension with respect to GM’s 1.50% Series D Convertible Senior Debentures due June 1, 2009 (the “old Series D notes”). The solicitation for consents to a forbearance, waiver and extension with respect to the old Series D notes is also an exchange offer in which GM is offering to exchange amended Series D notes for the old Series D notes (collectively, with the exchange offers for the convertible old notes and related solicitations, the “Exchange Offers”). The Exchange Offers are being made upon the terms and subject to the conditions set forth in the prospectus, which forms part of the registration statement on Form S-4 filed by GM with the SEC on April 27, 2009, as amended by Amendment No. 1 to such registration statement filed by GM with the SEC on May 14, 2009 (including the prospectus supplement contained therein), and as the same may be further amended and/or supplemented from time to time (the “Registration Statement”), and the related letter of transmittal, each of which are exhibits hereto. References in the Schedule TO to sections of the Registration Statement incorporated by reference in response to Items 1 through 13 of the Schedule TO are to such sections as so amended and/or supplemented from time to time. The consideration GM is offering in the Exchange Offers is described in the Registration Statement. The Registration Statement can be accessed electronically on the SEC’s website at www.sec.gov.

Item 10. Financial Statements. Item 10 of the Schedule TO is hereby amended and restated as follows:

(a) Financial Information.

The information set forth in the Registration Statement in the sections entitled “Summary – Summary Consolidated Historical Financial Data,” “Ratio of Earnings to Fixed Charges,” “Capitalization” and “Selected Consolidated Historical Financial Data” is incorporated herein by reference. The information, including the financial statements, set forth under (A) “Item 6. Selected Financial Data” and “Item 8. Financial Statements and Supplementary Data” in Exhibit 99.a to GM’s Current Report on Form 8-K filed with the SEC on May 14, 2009, and (B) “Part I, Item 1. Condensed Consolidated Financial Statements” in GM’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2009 filed with the SEC on May 8, 2009, is incorporated herein by reference. The same can be accessed electronically on the SEC’s website at www.sec.gov.

(b) Pro Forma Information.

The information set forth in the Registration Statement in the sections entitled “Summary – Unaudited Pro Forma Condensed Consolidated Financial Data for the Exchange Offers,” “Ratio of Earnings to Fixed Charges,” “Capitalization” and “Unaudited Pro Forma Condensed Consolidated Financial Information for the Exchange Offers” is incorporated herein by reference.

Item 12. Exhibits. Item 12 of the Schedule TO is hereby amended and restated as follows:

Exhibit No.	Description
(a)(1)(i)	Prospectus dated April 27, 2009 (incorporated by reference to the Registration Statement)

(a)(1)(ii)	Form of Letter of Transmittal (incorporated by reference to Exhibit 99.1 to the Registration Statement)

(a)(1)(iii)	Form of Letter to Brokers (incorporated by reference to Exhibit 99.2 to the Registration Statement)

(a)(1)(iv)	Form of Letter To Clients (incorporated by reference to Exhibit 99.3 to the Registration Statement)

(a)(1)(v)	Prospectus Supplement dated May 14, 2009 (incorporated by reference to Amendment No. 1 to the Registration Statement, filed by GM on May 14, 2009)

(b)	None

(d)(i)	Loan and Security Agreement, dated as of December 31, 2008, by and between GM, as Borrower, the Guarantors parties thereto, and the United States Department of the Treasury, as Lender, as amended (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by GM on January 7, 2009, Exhibit 10.1 to the Current Report on Form 8-K filed by GM on February 23, 2009, Exhibit 10.1 to the Current Report on Form 8-K filed by GM on April 2, 2009, and Exhibit 10.1 to the Current Report on Form 8-K filed by GM on April 30, 2009)

(d)(ii)	Warrant Agreement, dated as of December 31, 2008, by and between GM and the United States Department of the Treasury (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by GM on January 7, 2009)

(d)(iii)	Warrant, dated as of December 31, 2008, issued by GM to the United States Department of the Treasury (incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K filed by GM on January 7, 2009)

(g)	None

(h)	None

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GENERAL MOTORS CORPORATION

	By:	/s/ Nick S. Cyprus
Nick S. Cyprus
Controller and Chief Accounting Officer

Dated: May 14, 2009

Exhibit Index

Exhibit No.	Description
(a)(1)(i)	Prospectus dated April 27, 2009 (incorporated by reference to the Registration Statement)

(a)(1)(ii)	Form of Letter of Transmittal (incorporated by reference to Exhibit 99.1 to the Registration Statement)

(a)(1)(iii)	Form of Letter to Brokers (incorporated by reference to Exhibit 99.2 to the Registration Statement)

(a)(1)(iv)	Form of Letter To Clients (incorporated by reference to Exhibit 99.3 to the Registration Statement)

(a)(1)(v)	Prospectus Supplement dated May 14, 2009 (incorporated by reference to Amendment No. 1 to the Registration Statement, filed by GM on May 14, 2009)

(b)	None

(d)(i)	Loan and Security Agreement, dated as of December 31, 2008, by and between GM, as Borrower, the Guarantors parties thereto, and the United States Department of the Treasury, as Lender, as amended (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by GM on January 7, 2009, Exhibit 10.1 to the Current Report on Form 8-K filed by GM on February 23, 2009, Exhibit 10.1 to the Current Report on Form 8-K filed by GM on April 2, 2009, and Exhibit 10.1 to the Current Report on Form 8-K filed by GM on April 30, 2009)

(d)(ii)	Warrant Agreement, dated as of December 31, 2008, by and between GM and the United States Department of the Treasury (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by GM on January 7, 2009)

(d)(iii)	Warrant, dated as of December 31, 2008, issued by GM to the United States Department of the Treasury (incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K filed by GM on January 7, 2009)

(g)	None

(h)	None

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